Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2011 second quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2011 second quarter results conference call can be accessed via webcast on August 3, 2011 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE ANNOUNCES
 STRONG SECOND QUARTER 2011 RESULTS

Distribution increased 13%

August 3, 2011 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2011.

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amounts)1	2011	2010	2011	2010
FFO2	$102	$52	$200	$96
– per unit3	$0.65	$0.49	$1.27	$0.90
Net income	$26	$19	$71	$18
– per unit3	$0.17	$0.18	$0.45	$0.17

Brookfield Infrastructure posted strong results for the second quarter of 2011, with funds from operations (“FFO”)2 totalling $102 million ($0.65 per unit) compared to FFO of $52 million ($0.49 per unit) in the second quarter of 2010.  The 33% increase in FFO per unit was largely attributable to the merger with Prime Infrastructure (Prime) during the fourth quarter of 2010. Results also reflect a significant increase in FFO from Brookfield Infrastructure’s utilities and timber businesses, which offset some weakness in its transport and energy business.  Overall, after deducting maintenance capital expenditures, Brookfield Infrastructure generated an adjusted funds from operations (“AFFO”) yield4 of 11% for the quarter.

“In the first half of the year, our financial and operating performances have exceeded expectations and our outlook is strong,” said Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.  “In response, we are increasing our distribution for the second time this year by a further 13% so that our unitholders can benefit from the strong returns being generated in our businesses.”

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $66 million in the second quarter of 2011, versus $32 million in the second quarter of 2010, with an AFFO yield of 15%5.  In addition to the favourable impact of the Prime merger, this segment’s performance increased significantly due to the rate reset at its Australian coal terminal and developer contributions in its U.K. connections business.

The transport and energy segment generated FFO of $39 million, compared to $26 million in the second quarter of 2010, with an AFFO yield of 8%.  Aside from the favourable impact of the Prime merger, this segment’s performance reflects a higher contribution from its U.K. port operations, offset by weaker results from its North American gas transmission and Australian railroad businesses.

The timber operations reported FFO of $13 million in the second quarter of 2011, compared to $6 million in the second quarter of last year, driven by continued strength in the export market and a sharp increase in pricing in the U.S. domestic market.  On average, realized prices increased by 19%, versus the second quarter of 2010. In response, Brookfield Infrastructure increased its harvest levels by 32%, versus the comparable period last year.

The following table presents net income and FFO by segment:

US$ millions, unaudited	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Net income (loss) by segment
Utilities	$21	$18	$51	$29
Transport and energy	12	3	42	12
Timber	7	3	13	6
Corporate	(14)	(5)	(35)	(29)
Net income (loss)	$26	$19	$71	$18

FFO by segment
Utilities	$66	$32	$127	$59
Transport and energy	39	26	84	52
Timber	13	6	23	9
Corporate	(16)	(12)	(34)	(24)
FFO	$102	$52	$200	$96

Australian Railroad Update

Brookfield Infrastructure continues to advance the expansion and upgrade of its Australian railroad to serve its customers’ growth objectives.  This expansion will serve a diverse group of new mines, mine expansions and industrial projects for new and existing customers.  There are currently six projects that are advancing and are expected to account for 24 million tons of additional volume on its railroad by the end of 2014.

“These projects are highly value accretive for the business, and we expect to generate attractive returns on this incremental capital, reflecting the significant historical investment that has been made in our rail system,” added Mr. Pollock.  “We are excited that these growth initiatives have advanced and are nearing their commercial stage.  Over the next few quarters we remain focused on ensuring that we deliver the associated upgrades on time and on budget.”

To date, long-term commercial track access agreements (CTAAs) have been signed with three of Brookfield Infrastructure’s customers, including most recently Karara Mining Limited (KML), the largest of its customers.  The 15-year KML contract is subject to a financing condition in Brookfield Infrastructure’s favour, which it expects to be in a position to satisfy within 60 days.  Commercial terms have been agreed to for the remaining three projects, and Brookfield Infrastructure expects to finalize documentation of CTAAs by the end of the third quarter or early in the fourth quarter.

Over the next three years as these projects achieve commercial production, over 90% of these new volumes will be subject to take-or-pay provisions, providing Brookfield Infrastructure minimum take-or-pay revenues that will total approximately A$65 million in 2012, increasing to approximately A$160 million in 2013 and A$170 million in 2014.  With the recent signing of the KML project, Brookfield Infrastructure has now fully contracted approximately 75% of these projected revenues. Due to the operating leverage of this business, Brookfield Infrastructure expects that the minimum take-or-pay revenues will generate approximately A$150 million of incremental EBITDA by 2014.  To the extent that volumes exceed minimum levels, it will generate incremental EBITDA above that.

Distribution Declaration

During the first half of the year, Brookfield Infrastructure’s distribution implied a payout ratio6 of 49% of FFO, which is below its targeted range of 60% to 70%.  Consequently, the Board of Directors has approved a 13% increase to Brookfield Infrastructure’s distribution and has declared a quarterly distribution in the amount of US$0.35 per unit, payable on September 30, 2011 to unitholders of record as at the close of business on August 31, 2011.  Brookfield Infrastructure intends to review its distribution rates again in the first quarter of 2012 in the normal course and will continue to target a distribution that will result in a payout ratio of 60-70% of FFO.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three months ended June 30, 2011 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “continue”, “believe”, “expect”, “target”, “tend to” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business through growth opportunities within its operations, the level of distribution growth over the next several years, and future distribution growth prospects in general.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
Brookfield Infrastructure’s second quarter 2011 and 2010 results, outlined above, reflect the adoption of International Financial Reporting Standards (“IFRS”). In addition, to assist the Partnership’s unitholders in evaluating the performance of its expanded operations, the results are reported as operating segments, grouped according to similarities in underlying revenue frameworks: utilities, transport and energy and timber.

2
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three months ended June 30, 2011 at www.brookfieldinfrastructure.com.

3	Average number of units outstanding on a fully diluted weighted average basis for the second quarter of 2011 was approximately 157.4 million (Q2 -2010 - 106.7 million).
4	AFFO yield is equal to FFO less maintenance capital expenditures divided by average invested capital, expressed on an annualized basis.
5	AFFO yield at Brookfield Infrastructure’s utilities segment excludes impact of developer contributions at our European energy distribution operation.
6	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended June 30		For the six-month period ended June 30
(US$ millions, except per unit information, unaudited)	2011	2010	2011	2010

Gross margin – operating platforms
Utilities	$102	$51	$199	$99
Transport and Energy	78	40	162	86
Timber	20	14	37	22
Corporate and other	(15)	(10)	(28)	(19)
Total gross margin	185	95	370	188
Financing costs	(88)	(45)	(177)	(94)
Interest and other income	7	(1)	8	1
Cash taxes	(2)	3	(1)	1
Total funds from operations	102	52	200	96

Depreciation and amortization	(53)	(31)	(101)	(62)
Deferred income taxes and other items	(23)	(2)	(28)	(16)
Net income attributable to partnership	$26	$19	$71	$18

Funds from operations per unit	$0.65	$0.49	$1.27	$0.90
Net income per unit	$0.17	$0.18	$0.45	$0.17

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Financial Review and Supplemental Information which is available at www.brookfieldinfrastructure.com.

The basis of presentation in this statement differs from the Consolidated and Combined Statements of Operating Results on page 8.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated and Combined Statements of Operations on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

(US$ millions, unaudited)	June 30, 2011	December 31, 2010

Assets
Net assets of operating platforms
Utilities	$1,381	$1,370
Transport and Energy	1,684	1,451
Timber	596	602
Cash and financial assets	41	15
Other assets	212	190
	$3,914	$3,628

Liabilities
Corporate borrowings	$217	$18
Subsidiary borrowings	120	113
Other liabilities	143	97
Preferred shares	20	20
	500	248
Capitalization
Partnership capital	3,414	3,380
	$3,914	$3,628

Net book value per unit	$21.69	$21.47

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated and Combined Balance Sheets contained in its annual financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Financial Review and Supplemental Information, available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Financial Position

(US$ millions, unaudited)	As of June 30, 2011	As of December 31, 2010

Assets
Cash and cash equivalents	$234	$154
Accounts receivable	198	187
Inventory	57	38
Deferred income taxes and other	24	6
Assets classified as held for sale	1,983	1,859
Total current assets	2,496	2,244

Property, plant and equipment	3,291	2,995
Intangible assets	3,034	2,903
Standing timber	2,558	2,578
Investments in associates	1,110	1,069
Goodwill	591	591
Investment properties	182	175
Deferred income taxes and other (non-current)	620	554
Total assets	$13,882	$13,109

Liabilities and partnership capital
Accounts payable	$341	$240
Non-recourse borrowings	27	615
Financial liabilities	27	29
Liabilities directly associated with assets classified as held for sale	1,983	1,859
Total current liabilities	2,378	2,743

Corporate borrowings	217	18
Non-recourse borrowings (non-current)	4,725	3,960
Deferred income taxes and other (non-current)	1,513	1,383
Preferred shares	20	20
Total liabilities	8,853	8,124

Partnership capital
Limited partner’s capital	2,881	2,881
General partners’ capital	19	19
Retained earnings	279	302
Other comprehensive income	235	178
Non-controlling interest	1,615	1,605
Total partnership capital	5,029	4,985
Total liabilities and partnership capital	$13,882	$13,109

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Operating Results

	For the three-month period ended June 30		For the six-month period ended June 30
(US$ millions, unaudited)	2011	2010	2011	2010

Revenues	$428	$145	$818	$281
Cost of revenues	(235)	(83)	(437)	(170)
General and administrative expenses	(15)	(7)	(28)	(15)
Gross margin	178	55	353	96
Interest expense	(82)	(32)	(165)	(63)
Income before under noted	96	23	188	33
Earnings from investments in associates	12	24	24	25
Depreciation and amortization expense	(31)	(5)	(56)	(10)
Fair value adjustments	(18)	(4)	(23)	2
Other income (expense)	26	(3)	21	(5)
Income before income tax	85	35	154	45
Income tax expense	(27)	(8)	(25)	(11)
Net income	$58	$27	$129	$34
Net (income) attributable to non-controlling interests	(32)	(8)	(58)	(16)
Net income attributable to partnership	$26	$19	$71	$18

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Cash Flows

	For the three-month period ended June 30		For the six-month period ended June 30
(US$ millions, unaudited)	2011	2010	2011	2010

Operating Activities
Net income	$58	$27	$129	$34
Adjusted for the following items:
Earnings from investments in associates, net of distributions	(6)	10	(18)	9
Depreciation and amortization expense	31	5	56	10
Fair value adjustments	18	4	23	(2)
Deferred tax recovery	26	8	23	9
Impact of foreign exchange on cash	9	—	14	(1)
Change in non-cash working capital, net	(55)	(17)	(41)	(5)
Cash from operating activities	81	37	186	54

Investing Activities
Additional investments in associates, net of disposals	(10)	(29)	(13)	(40)
Partial sale of operating assets	—	—	—	29
Investments in long-lived assets	(143)	(4)	(215)	(7)
Net settlement of foreign exchange contracts	(30)	13	(36)	13
Cash used by investing activities	(183)	(20)	(264)	(5)

Financing Activities
Distribution to unitholders	(49)	(29)	(98)	(58)
Corporate borrowings	114	—	199	—
Subsidiary borrowings	12	(2)	57	(18)
Cash from (used by) financing activities	77	(31)	158	(76)

Cash and cash equivalents
Change during the period	(25)	(14)	80	(27)
Balance, beginning of period	259	94	154	107
Balance, end of period	$234	$80	$234	$80